Exhibit 99.1

Canadian Solar Receives C$139 Million Non-Recourse Construction Financing Agreement

GUELPH, Ontario, Canada, December 3, 2012 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ:  CSIQ), one of the world’s largest solar power companies, today announced that it has signed a financing agreement pursuant to which Deutsche Bank has agreed to provide C$139 million (US$139 million) in non-recourse, short-term construction financing to Canadian Solar for the construction of solar power projects in Ontario, Canada.  The loans are expected to be repaid with the proceeds of the sale of the respective financed projects.

The loan facility is intended to support the simultaneous construction of five utility-scale solar power plants totaling 49 MW AC.  Developed by Canadian Solar, the projects are expected to be built and connected through 2012 and 2013.  All of the projects have been awarded a 20-year power purchase contract (the “FIT Contract”) by the Ontario Power Authority under the Ontario’s Feed- In-Tariff Program. As a part of Canadian Solar’s turnkey solar solutions, these projects will be acquired by TransCanada Corporation in accordance with the sales agreement announced in December of 2011.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, said, “We have systematically grown Canadian Solar’s project pipeline and total solutions business over the past few years by leveraging our global brand, established project infrastructure and excellent support services.  Having, a strong and equally committed financial partner, will allow us to further accelerate development of our already robust project pipeline.  Our current and prospective project partners will now have even higher confidence in working with Canadian Solar as we continue to successfully execute on our growth strategy.”

About Canadian Solar

Canadian Solar Inc. is one of the world’s largest solar companies. As a leading vertically integrated provider of ingots, wafers, solar cells, solar modules and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe, Australia, Africa and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global, sustainable development. For more information, visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada; changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 27, 2012. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.